EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ESCO Technologies Inc.:

We consent to the use in this registration statement on Form S-8 of ESCO Technologies Inc. of our report dated November 27, 2013, with respect to the consolidated balance sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2013, and the effectiveness of internal control over financial reporting as of September 30, 2013, which report appears in the Annual Report to Stockholders for the fiscal year ended September 30, 2013 and is incorporated herein by reference.

/s/ KPMG LLP

St. Louis, Missouri

December 5, 2013